SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Private
                           Issuer Pursuant to Rule 13a
                              -16 or 15d -16 of the
                         Securities Exchange Act of 1934


                      Report on Form 6-K of August 16, 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X     Form 40-F
                                  -----             -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:   A notification advising of the Results of the Court Meeting and Extraordinary General Meeting of The BOC Group plc held on 16 August 2006.

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON
          16 AUGUST 2006 AT 16.24 HRS UNDER REF: PRNUK-1608061623-3EC7



                                THE BOC GROUP plc

                                  COURT MEETING

                            WEDNESDAY 16 AUGUST 2006


A Court Meeting was held on Wednesday 16 August 2006 at the New Connaught Rooms (the Grand Hall), 61 - 65 Great Queen Street, Covent Garden, London, WC2B 5DA at
2.00 pm to consider and, if thought fit, approve (with or without modification) a Scheme of Arrangement under section 425 of the Companies Act 1985 proposed to be made between The BOC Group plc and the Scheme Shareholders.

The resolution was decided on a poll and the resolution proposed at the meeting was passed.

The number of votes for and against the resolution put before the Meeting were as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      % of BOC
Resolution                             Number of BOC    % of BOC Shares     % of issued BOC       Number of BOC     Shareholders
                                       Shares voted         voted                Shares            Shareholders        voting
To approve      --------------------------------------------------------------------------------------------------------------------
the proposed     For                    270,875,894         99.58%               52.59%                7092            89.14%
Scheme of
Arrangement     --------------------------------------------------------------------------------------------------------------------
                 Against                 1,131,304          0.42%                 0.22%                 864            10.86%

------------------------------------------------------------------------------------------------------------------------------------

Number of shares in issue as at 6 pm on Monday 14 August 2006 - 515,042,913

                                THE BOC GROUP plc

                          EXTRAORDINARY GENERAL MEETING

                            WEDNESDAY 16 AUGUST 2006


An Extraordinary General Meeting was held on Wednesday 16 August 2006 at the New Connaught Rooms (the Grand Hall), 61 - 65 Great Queen Street, Covent Garden, London, WC2B 5DA at 2.15 pm to consider a Special Resolution for the purpose of giving effect to the Scheme of Arrangement dated 22 July 2006.

The voting rights conferred by the BOC Shares held by members of the Linde Group were not exercised at the EGM.

The resolution was decided on a poll and the resolution proposed at the meeting was passed.

The number of votes for and against the resolution put before the Meeting were as follows:


-------------------------------------------------------------------------------------------------------------
Resolution                                          Number of BOC       % of BOC Shares     % of issued BOC
                                                 Shares voted (note)        voted                Shares
                          -----------------------------------------------------------------------------------
Special                   For                        285,806,316            99.6%                55.49%
Resolution giving
effect to the             -----------------------------------------------------------------------------------
Scheme                    Against                     1,159,483              0.4%                 0.22%

-------------------------------------------------------------------------------------------------------------

Number of shares in issue as at 6 pm on Monday 14 August 2006 - 515,042,913

Note

The "For" vote includes those giving the Chairman discretion.

Capitalised terms in this announcement have the same meaning as in the Scheme Document dated 22 July 2006.


Enquiries:

BOC                                                           +44 1276 477 222
Christopher Marsay

Nigel Abbott

JPMorgan Cazenove                                             +44 207 588 2828
(Financial adviser and corporate broker to BOC)

Mark Breuer

Barry Weir

Michael Wentworth-Stanley

Merrill Lynch                                                 +44 207 628 1000
(Financial adviser and corporate broker to BOC)

Bob Wigley

Kevin Smith

Mark Astaire

The Maitland Consultancy                                      +44 20 7379 5151
(Public relations adviser to BOC)

Neill Bennett

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: August 16, 2006


                                        By:   /s/   Sarah Larkins
                                             -----------------------------------
                                             Name:  Sarah Larkins
                                             Title: Assitant Company Secretary